SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

C9, 99 Danba Rd

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On January 13, 2022, Nisun International Enterprise Development Group Co., Ltd (the “Registrant”) adopted the Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) to increase the authorized number of the Registrant’s Class A common shares, par value of $0.001 each (“Class A Common Shares”). On February 2, 2022, the Registrant filed the Amended M&A with the British Virgin Islands Registrar of Corporate Affairs. Pursuant to the Amended M&A, the Registrant is authorized to issue a maximum of 310,000,000 Common Shares divided into (i) 300,000,000 Class A Common Shares, and (ii) 10,000,000 Class B Common Shares of par value of $0.001 each.

The foregoing summary of the Amended M&A is qualified in its entirety by reference to the full text of the Amended M&A, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

The summary of the Amended M&A above and Exhibit 3.1 attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form F-3 (Registration Number 333-256550) to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits.

The following document is furnished herewith:

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Memorandum and Articles of Association of Nisun International Enterprise Development Group Co., Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: February 9, 2022	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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